Mail Stop 3561

August 1, 2007

Mr. Todd Stitzer
Chief Executive Officer
Cadbury Schweppes plc
25 Berkeley Square
London, England W1J 6HB

> **Re:** **Cadbury Schweppes plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 333-06444**

Dear Mr. Stitzer:

We have reviewed your response letter filed on July 6, 2007 to our comment letter dated June 22, 2007 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

Segmental Reporting

a. Business Segment Analysis, page F-7

1. We have reviewed your response to prior comment 1 in our letter dated June 22, 2007. Please disclose in future filings within your IFRS-US GAAP reconciliation footnote that underlying EPS is not permitted to be presented in US GAAP financial statements.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief